Exhibit 99.1

Republic of Argentina – National Executive Power

2019 – Year of Exports

 Notice

Number: IF-2019-82564107-APN-USG#ORSNA

CITY OF BUENOS AIRES

Thursday, September 12, 2019

Reference: RESOL-2019-75-APN-ORSNA#MTR

To

AEROPUERTOS ARGENTINA 2000 S A

Eng. Martín EURNEKIAN

The purpose of this notice is to inform you about the issuance of Resolution RESOL-2019-75-APN-ORSNA#MTR, dated on September 12, of the current year by this Regulating Body, which provides as follows in Article 1: “To approve the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE) of the Concession corresponding to the period as of December 31, 2016, pursuant to the provisions of Paragraph 29 of Part Four of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree 1799 of December 4, 2007, included in the IF-2019-80911392-APNGREYF#ORSNA, stating that the tariff schedule currently in effect shall be maintained based on the submitted evidence as to the balance of the variables of the Projection.” Article 2 of said Resolution provides as follows: “To uphold the decision issued through ORSNA Resolution No. 9, dated January 28, 2009 as to the convenience and pertinence of making discounts to international aeronautical charges for those airlines that are up to date with their payments.” Article 3 of said Resolution provides as follows: “To establish that those airlines that are not up to date with payments of airport charges shall not enjoy the aforementioned discount.”

The act that is notified hereby exhausts administrative proceedings and the parties shall be entitled to file legal proceedings within NINETY (90) business days, counted from the day following the date of notice. Notwithstanding the aforementioned, a motion for reversal or a motion to appeal the review of the administrative act notified by these presents can be filed within the term of TEN (10) and FIFTEEN (15) days respectively, as of the day following the notification thereof, pursuant to the provisions of Articles 84 and 94 of the Regulations of Administrative Proceedings, Decree 1759/72 (as revised in 2017).

It is expressly stated on the record that a duly certified copy of ORSNA Resolution RESOL-2019-75-APN-ORSNA#MTR is attached herewith, which has SEVEN (7) sheets of paper with writing on both sides of the page.

You are hereby duly notified.

Digitally signed by GESTION DOCUMENTAL ELECTRONICA (Document Management System) - GDE.

DN: cn=GESTION DOCUMENTAL ELECTRONICA - GDE. o= AR, o=MODERNIZATION GOVERNMENT SECRETARIAT,

Ou=ADMINISTRATIVE MODERNIZATION SECRETARIAT, serialNumber=TAX ID 30715117564

Date: 2019.09.12 04:01:03 p.m. 03’00’

CARMELA MARTÍNEZ

Chief of the Department

General Secretariat Unit

Organismo Regulador del Sistema Nacional de Aeropuertos (O.R.S.N.A.)

Signature: [illegible]

Clarification: Ana Lía De Oto

Date: 09/12/2019 Time: 04:50 p.m.

Digitally signed by GESTION DOCUMENTAL ELECTRONICA
(Document Management System) - GDE.
DN: cn=GESTION DOCUMENTAL ELECTRONICA - GDE. o= AR,
o=MODERNIZATION GOVERNMENT SECRETARIAT,
Ou=ADMINISTRATIVE MODERNIZATION SECRETARIAT,
serialNumber=TAX ID 30715117564
Date: 2019.09.12 04:01:03 p.m. 03’00

Republic of Argentina – National Executive Power

2019 – Year of Exports

Resolution

Number: RESOL-2019-75-APN-ORSNA#MTR

CITY OF BUENOS AIRES

Thursday, September 12, 2019

Reference: EX-2017-15662339-APN-USG#ORSNA (REFP 2016)

Having reviewed File EX-2017-15662339-APN-USG#ORSNA of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA); Decree No. 375, dated on April 24, 1997, ratified by Decree of Necessity and Urgency No. 842, dated on August 27, 1997; Decree No. 163, dated on February 11, 1998; Decree No. 1799, dated on December 4, 2007; ORSNA Resolutions No. 111, dated on December 30, 2008; No. 9, dated January 28, 2009; No. 167 dated November 20, 2015 and No. 100 dated November 25, 2016; and

WHEREAS:

The abovementioned File deals with the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE), corresponding to the year 2016.

Paragraph 24.1 of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree Nº 1799 dated on December 4, 2007, establishes the Financial Projection of Income and Expenses (FPIE) for the Concession for the 2006-2028 period.

Said projection is shown in Annex 5 of the FINAL MEMORANDUM OF AGREEMENT and consists of a breakdown of revenues and expenditures related to the rendering of the services subject to the concession, including the investment obligation and the balance of the mutual claims between the NATIONAL STATE and the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA.

The FINAL MEMORANDUM OF AGREEMENT states that ordinary and extraordinary reviews of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) shall be carried out.

Paragraphs 29.1 and 29.2 of the FINAL MEMORANDUM OF AGREEMENT provide for an Annual Ordinary Review Mechanism of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE), with the purpose of verifying and keeping the balance between the variables of the aforementioned projection.

ORSNA Resolution Nº 111, dated on December 30, 2008 establishes the necessary methodology to provide for the rebalancing of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE).

The last review was approved by ORSNA Resolution No. 100, dated on November 25, 2016, which included the year 2015.

As a consequence of the aforementioned measure, the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) issued Resolution No. 101, of November 25, 2016 approving the Tariff Schedule currently in effect.

The purpose of the review is to preserve the balance between the variables that are part of the Projection, in the understanding that the Concession shall be in a situation of balance if revenues from airport charges for rendered services permit to recover, within the stipulated term, and in the committed efficiency conditions, all costs associated to the rendering of such services.

For the purposes of the review corresponding to the year 2016, the DEPARTMENT OF ECONOMIC AND FINANCIAL REGULATION of this Regulating Body submitted to the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA the Bases for the review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) for the year 2016.

Based on the aforementioned, the technical area of this Body requested the information specified in the Bases in order to make the review of the REVENUE AND EXPENDITURE FINANCIAL PROJECTION OF THE CONCESSION (REFP) for the year 2016, and the Concessionaire submitted all requested information.

For the purposes of this review, the technical area controlled operating expenses and updated the data corresponding to concession costs for the ongoing period, based on the information arising from regulatory accounting, financial statements, SAP System information and additional information supplied by the Concessionaire.

The technical area controlled such information so as to verify that the corresponding expenditures were made and that they matched the goals of the concession.

The technical area manifests that the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) also includes the estimated future performance of the variables and a forecast for the years 2017 and 2018, which was prepared based on the information arising from Regulatory Accounting Reports as of December of each year.

Likewise, for the purpose of the present review, the technical area of this Regulating Body performed an analysis of the Concessionaire’s revenues ─ both aeronautical and non-aeronautical.

For such purposes, the technical area used as source of information the data arising from Regulatory Accounting, to incorporate to the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) the actual annual revenues obtained for each of the corresponding categories, based on the tariffs in force for regulated services, as well as the balance circularization method.

The technical area stated that the revenues of the concession have been subdivided as follows: 1) Aeronautical revenues: those revenues that are directly related to aeronautical activities, with prices regulated by the NATIONAL STATE, including the charges to airlines for landing operations, parking of aircraft, as well as airport terminal usage fees paid by passengers and 2) Non-aeronautical revenues: those revenues from the sale of goods and services inside the airport, with a distinction between: a) Commercial revenues: those revenues that are related to commercial services exploited inside airport premises, including coffee stores, free shops, fuel, ground handling services, stores, etc.; b) Revenues from the cargo terminal: those revenues exclusively connected to air cargo activities, and their relationship with the import and export of goods.

As regards these revenues, the technical area states that it has applied the usual control methods to assess their reasonability, highlighting that control methods applied to each type of revenues depend on the nature thereof. However, all methods yielded very accurate results with minor differences arising from adopted simplifications for the purpose of analysis.

As regards non aeronautical revenues, the technical area manifests that it based its assessment of non-aeronautical revenues on the information supplied within the framework of the balance circularization of service providers.

As regards the revenues from the Cargo Terminal, the technical area states that although revenues corresponding to TERMINAL DE CARGAS ARGENTINA (TCA) are considered commercial revenues, they are analyzed as a separate item so as to clearly assess their efficiency and performance, taking into account that they represent a high percentage of the Concessionaire’s total income.

The technical area also states that operating costs corresponding to TERMINAL DE CARGAS ARGENTINA (TCA) are also differentiated from other Concessionaire’s costs, so as to identify in each case the contribution of costs associated to such activities to total operating costs.

The technical area also states that as regards future forecasts, the correlation functions established by the FINAL MEMORANDUM OF AGREEMENT have been applied. This Regulating Body can modify such correlation functions in face of expected changes in the performance of any of the variables affecting revenue generation and collection.

This way, it is possible to establish, among other things, additional specific goals upon the expectation of changes that are significantly different in terms of expected traffic growth and their correlation with the corresponding variable, thus altering the level of future revenues.

In the present review, the technical area states that such situation has been verified in the Duty free shop category.

In terms of investment, the technical area has taken into account the regulated costs of projects, emphasizing that all information related to investment recording is based on the actions undertaken by the DEPARTMENT OF ECONOMIC AND FINANCIAL REGULATION jointly with the AIRPORT PLANNING DEPARTMENT.

The technical area has not considered in the analysis other investments arising from agreements between private parties and/or airport service providers, as they are not contractual obligations arising from the Concession Contract and/or the FINAL MEMORANDUM OF AGREEMENT.

The technical area has performed all applicable physical and accounting controls, incorporating to the economic-financial model the data arising from the Record of Investments for the 2006-2014 period, whereas it has used temporary data arising from work documents of the infrastructure and regulatory accounting areas for the years 2015, 2016, 2017 and 2018.

For the special case of the years 2015, 2016, 2017 and 2018, if there are any variations as regards the final data, the corresponding adjustments shall be incorporated to the following applicable annual review process.

Based on the criteria used in previous reviews, the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) includes the implications arising from the different trust accounts created pursuant to subsection 2) of Sub-Annex III-A of the FINAL MEMORANDUM OF AGREEMENT.

The technical area also holds that the deposits that are part of the TRUST FUND FOR WORKS OF THE GROUP “A” OF AIRPORTS, which account for TWO POINT FIVE PERCENT (2.5%) of the revenues of the Concession, are included in the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) as an expense, together with the rest of the funds, which account for FIFTEEN PERCENT (15%) of revenues, whereas such funds are netted off in the investment row so as to avoid double-entry accounting, following the pace of disbursements.

The technical area states that, as one of the Concessionaire’s obligations is to render services in the stipulated quality conditions, we should not lose sight of the need to prevent airport management operations from undermining service quality. For this reason, the appropriate technical areas of this Regulating Body have assessed the current service quality levels in Group A of Airports, as anticipated in the Review Mechanisms (Chapter 4.1 ─ Regulatory Principle) and item 8 of the bases for the review.

The technical area states that the review also provides for an ideal opportunity to assess the goals of the Concession as a whole, and eventually introduce the necessary adjustments to achieve these goals in the long term.

For this reason, the technical area has considered the Service Quality Factor Measurement Program for the year 2016.

The FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) is expressed in constant pesos. Thus, the current values of subsequent years shall be adjusted to express them in uniform currency.

The technical area also states that the discount system to airlines has been applied since the date of effect of Resolution No. 9, of January 28, 2009, of this Regulating Body, in line with the provisions of the FINAL MEMORANDUM OF AGREEMENT, which provided for a discount system on airport charges paid by airlines.

The technical area further says that traffic forecasts to be used as of the year 2020 are those provided by the Concessionaire in Note ADM-1620/19, as appears in file EX2018-33707729-APN-USG#ORSNA, within the framework of the Review process of the FINANCIAL PROJECTION OF INCOME AND EXPENSES OF THE CONCESSION (FPIE) for the year 2017, which is currently under way.

The LEGAL DEPARTMENT has acted in exercise of its incumbent authority.

The ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) has the corresponding authority to issue the present measure, pursuant to the provisions of Section 3 of the National Law of Administrative Procedures No. 19 549, Decree No. 375 of April 24, 1997 and other aforementioned regulations.

The matter was discussed at a Meeting of the Board of Directors held on September 11, 2019 and the undersigned was authorized to issue the present decision.

Therefore,

THE BOARD OF DIRECTORS OF THE ORGANISMO REGULADOR

DEL SISTEMA NACIONAL DE AEROPUERTOS

RESOLVES:

ARTICLE 1º.- To approve the Review of the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE) of the Concession corresponding to the period as of December 31, 2016, pursuant to the provisions of Paragraph 29 of Part Four of the FINAL MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree 1799 of December 4, 2007, included in IF-2019-80911392-APN-GREYF#ORSNA, stating that the tariff schedule currently in effect shall be maintained based on the submitted evidence as to the balance of the variables of the Projection.

ARTICLE 2º.- To uphold the decision issued through ORSNA Resolution 9, dated January 28, 2009 as to the convenience and pertinence of making discounts to international aeronautical charges for those airlines that are up to date with their payments.

ARTICLE 3º.- To establish that those airlines that are not up to date with payments of airport charges shall not enjoy the aforementioned discount.

ARTICLE 4º.- Let these presents be filed and notified to the Concessionaire AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA, the MINISTRY OF TRANSPORTATION, enforced and filed.

Digitally signed by BRIZUELA Miguel Ignacio

Date: 2019.09.12 03:36:32 p.m. ART

Location: Autonomous City of Buenos Aires

Miguel Ignacio Brizuela

VICE-PRESIDENT

Organismo Regulador del Sistema Nacional de Aeropuertos

ORSNA

Digitally signed by GESTION DOCUMENTAL ELECTRONICA
(Document Management System) - GDE.
DN: cn=GESTION DOCUMENTAL ELECTRONICA - GDE. o= AR,
o=MODERNIZATION GOVERNMENT SECRETARIAT,
Ou=ADMINISTRATIVE MODERNIZATION SECRETARIAT,
serialNumber=TAX ID 30715117564
Date: 2019.09.12 03:36:41 p.m. 03’00’

ANNEX 1 - Revenue and Expenditure Financial Projection (REFP)

In thousands of AR$ as of 2017	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Aeronautical Revenues	7,444,356	7,715,493	9,530,642	9,658,122	10,124,204	10,599,882	11,059,231	11,499,834	11,926,645	12,348,665	12,774,568	13,210,624	1,644,773
Local parking fee	7,300	23,197	18,211	21,625	23,327	25,131	27,047	28,940	30,677	32,227	33,807	35,430	4,464
International parking fee	291,652	286,206	349,404	349,404	365,294	381,414	396,723	411,327	425,615	439,992	454,475	469,297	58,351
Local landing fee	16,633	15,097	11,782	13,991	15,093	16,260	17,499	18,724	19,848	20,850	21,873	22,923	2,888
International landing fee	713,573	675,056	894,950	894,950	935,652	976,940	1,016,154	1,053,559	1,090,156	1,126,979	1,164,077	1,202,041	149,459
Domestic airport terminal usage fee	336,619	760,490	650,026	771,883	832,648	897,035	965,419	1,032,989	1,095,013	1,150,312	1,206,736	1,264,668	159,345
Regional airport terminal usage fee	100,472	142,547	157,540	157,540	164,705	171,973	178,876	185,461	191,903	198,385	204,915	211,598	26,310
International airport terminal usage fee	5,978,107	5,812,901	7,448,729	7,448,729	7,787,486	8,131,130	8,457,512	8,768,835	9,073,433	9,379,920	9,688,685	10,004,665	1,243,956
Telescopic jet way usage fee	0	0	0	0	0	0	0	0	0	0	0	0	0
Non-aeronautical Revenues	6,513,508	6,151,446	6,725,795	6,956,083	7,405,908	7,772,145	8,135,025	8,479,749	8,810,533	9,184,049	9,509,855	9,842,528	2,639,574
Ground handling service	147,804	141,566	167,684	183,096	193,303	203,991	215,092	225,402	234,872	243,443	252,061	260,760	32,462
Fuel	98,913	104,931	153,416	171,042	182,961	195,606	208,911	221,428	233,057	243,688	254,471	265,450	33,308
Tax-free store	790,288	725,940	698,919	790,288	867,541	905,824	942,183	976,865	1,010,798	1,097,188	1,133,305	1,170,266	145,508
Fiscal warehouses (variable license fee : EDCADASSA)	3,420,231	3,092,093	3,588,819	3,566,697	3,728,905	3,893,453	4,049,736	4,198,807	4,344,659	4,491,415	4,639,262	4,790,564	595,647
Advertising	139,410	159,115	151,760	158,246	161,913	165,639	169,408	173,262	177,244	181,452	185,580	189,795	22,901
Parking	480,996	517,976	456,824	509,306	544,797	582,451	622,070	659,341	693,967	725,625	757,732	790,422	99,180
Catering	221,483	231,385	240,123	240,123	251,044	262,122	272,643	282,679	292,498	302,379	312,332	322,518	40,101
Rent	207,306	139,900	186,221	194,179	198,680	203,252	207,876	212,605	217,492	222,655	227,720	232,893	28,101
Counters & cute	69,243	76,840	94,039	104,842	112,148	119,899	128,055	135,727	142,855	149,372	155,981	162,711	20,416
Coffee shops	173,651	199,275	181,747	202,627	216,747	231,728	247,490	262,319	276,095	288,690	301,464	314,469	327,327
Services and stores	682,795	676,494	711,341	737,759	848,328	906,960	968,653	1,026,689	1,080,607	1,129,902	1,179,899	1,230,801	1,281,126
Expense reimbursement	81,388	85,932	94,902	97,877	99,540	101,220	102,908	104,625	106,389	108,241	110,047	111,880	13,496
		-0,651%
Total Revenues	13,957,864	13,866,939	16,256,437	16,614,205	17,530,112	18,372,026	19,194,257	19,979,583	20,737,178	21,532,714	22,284,423	23,053,152	4,284,347
TCA Expenses	-1,289,433	-1,360,197	-1,398,563	-1,468,491	-1,541,916	-1,619,011	-1,699,962	-1,784,960	-1,874,208	-1,967,918	-2,066,314	-2,169,630	-269,767
Personnel	-1,047,210	-1,040,889	-1,037,506	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-1,047,210	-126,239
Public services	-271,979	-282,155	-356,353	-307,002	-312,220	-317,489	-322,785	-328,171	-333,703	-339,512	-345,176	-350,925	-42,333
Maintenance	-1,120,759	-1,116,669	-1,402,300	-1,312,363	-1,354,290	-1,397,215	-1,440,864	-1,482,335	-1,521,840	-1,559,757	-1,597,242	-1,635,063	-199,609
Insurance	-26,685	-31,419	-29,935	-33,140	-34,164	-35,212	-36,280	-37,381	-38,526	-39,746	-40,952	-42,192	-5,093
Hired services	-90,770	-86,646	-83,333	-98,346	-100,402	-102,484	-104,575	-106,454	-108,132	-109,611	-111,067	-112,504	-13,728
FIRE-fighting and medical services	-455,585	-452,414	-451,723	-480,730	-616,781	-625,307	-633,814	-641,408	-648,145	-654,059	-659,847	-665,540	-80,886
Matrix	0	0	0	0	0	0	0	0	0	0	0	0	0
GATO	0	0	0	0	0	0	0	0	0	0	0	0	0
Other operating expenses	-300,156	-238,115	-294,713	-324,396	-327,905	-331,426	-334,945	-338,501	-342,132	-345,922	-349,595	-353,300	-42,608
AEI (15% over total income}	-2,080,586	-2,062,894	-2,426,829	-2,476,545	-2,629,517	-2,755,804	-2,879,138	-2,996,937	-3,110,577	-3,229,907	-3,342,663	-3,457,973	-642,652
PB2012	0	0	0	0
RZO WORKS	0	0	0	0	0	0	0	0	0	0	0	0	0
Mutual claim interests	0	0	0	0	-9,768	-8,547	-7,326	-6,105	-4,884	-3,663	-2,442	-1,221	0
Gross income	-558,315	-554,678	-650,257	-664,568	-701,204	-734,881	-767,770	-799,183	-829,487	-861,309	-891,377	-922,126	-171,374
Financial transfer tax	-141,023	-146,297	-171,680	-165,044	-168,121	-170,596	-178,675	-185,431	-192,006	-199,050	-205,152	-211,705	-37,544
(Tax) Amortizations	-449,477	-561,813	-749,663	-967,274	-1,025,849	-1,054,543	-1,083,351	-1,116,243	-1,157,806	-1,223,040	-1,289,506	-1,409,028	0
Total expenditures	-7,831,977	-7,934,186	-9,052,856	-9,345,110	-9,869,346	-10,199,725	-10,536,695	-10,870,320	-11,208,657	-11,580,703	-11,948,542	-12,378,417	-1,631,832

Earnings before tax	6,125,887	5,932,754	7,203,581	7,269,095	7,660,766	8,172,302	8,657,561	9,109,263	9,528,522	9,952,011	10,335,880	10,674,734	2,652,516
Income tax	-1,660,210	-1,214,618	-1,767,828	-1,426,775	-1,434,939	-1,733,682	-1,840,602	-1,939,832	-2,031,511	-2,123,666	-2,206,747	-2,562,824	-650,953
Earnings after tax	4,465,677	4,718,135	5,435,753	5,842,320	6,225,827	6,438,620	6,816,960	7,169,431	7,497,011	7,828,345	8,129,133	8,111,910	2,001,563
Other Companies	12,093	10,700	12,489
(Tax) amortization adjustments	449,477	561,813	749,663	967,274	1,025,849	1,054,543	1,083,351	1,116,243	1,157,806	1,223,040	1,289,506	1,409,028	0
Mutual claim amortization	0	0	0	0	-61,047	-61,047	-61,047	-61,047	-61,047	-61,047	-61,047	-61,047	0
Work capital variation	1,656,368	397,049	296,560	0	0	0	0	0	0	0	0	0	0
Direct investment	-1,731,146	-2,672,066	-3,118,839	-1,790,379	-934,718	-232,163	-370,521	-362,854	-364,494	-391,415	-334,033	-321,774	0
Additional Investments	0	-234,427	-338,535	-1,295,062	-730,558	-771,383	-1,170,670	-1,170,670	-1,170,670	-1,170,670	-1,170,670	-1,170,670	0
AEI allocated to Investments (2,5%)	-622,418	-172,079	-101,175	-1,028,557	-459,861	-463,375	-443,670	-443,670	-443,670	-443,670	-443,670	-443,670	0
Total Investment	-2,353,564	-2,844,146	-3,023,071	-4,113,998	-2,125,137	-1,466,922	-1,984,861	-1,977,194	-1,978,833	-2,005,755	-1,948,373	-1,936,114	0
Net fund flow	4,852,469	2,781,204	3,037,090	-3,307,942	1,238,071	6,428,569	6,298,072	6,691,102	7,058,606	7,428,253	7,852,889	7,967,447	2,001,563

			Additional Investments
				7,032,096	4,287,281

IF-2019-80911392-APN-GREYF#ORSNA